


RECEIVED
2006 DEC 14 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-34762

DATE: 12th DECEMBER-2006

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 772 9207

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

RE: SIGNIFICANT EVENT
Number of pages including this one: 7

SUPPL

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of significant event that has been filed before the Spanish National Securities Market Commission, in his English version, (Comisión Nacional del Mercado de Valores or "CNMV") on behalf of Antena 3 de Televisión.

Truly yours,

Carmen Rodriguez
Deputy Secretary of the Board of Directors and
Legal Department Director

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

12/19

Antena 3 de Televisión S.A. and, in its name, Mr. Luis Gayo del Pozo, Secretary of the Board of Directors, notifies the following

SIGNIFICANT EVENT

The Shareholders' Extraordinary General Meeting of Antena 3 de Televisión, S.A., in its meeting held today, 29th November 2006, at 12:00 hours, in first call, has approved all the proposals submitted by the Board of Directors to discussion and decision.

In connection with the proposal related to the payment of an extraordinary dividend as own shares of Antena 3 de Televisión, S.A. to the charge of freely available reserves, included as the third point of the Agenda of the meeting, the Shareholders' General Meeting has decided **to change the date in which the condition of shareholder was obtained in order to perceive this dividend.** Such date will not be 20th December 2006, but **14th December 2006.**

After the holding of the General Meeting, the Board of Directors of the Company, in the meeting held on the same day, 29th November 2006, has adopted the following resolutions, among others, related all of them to the execution and full efficiency of those previously agreed by the General Meeting:

1. To execute the resolution to reduce the capital approved by the Shareholders' Extraordinary General Meeting of the Company, agreeing to reimburse the amortized shares to Macame S.A. on 4th December 2006, and to carry out all the remaining actions legally required for the full execution of the resolution, including those of an accounting nature.

2. To acquire as treasury stock 1,125,688 own shares owned by the shareholder Banco Santander Central Hispano, S.A., and 9,985,512 own shares owned by the shareholder MACAME, S.A., i.e. a total of 11,111,200 shares, subject to the terms and conditions approved by the Shareholders Extraordinary General Meeting.

3. To execute the distribution of an extraordinary dividend to the charge of freely available reserves through the delivery, to the shareholders, of shares representing the capital stock of the Company and derived from the treasury stock, at a ratio of 1 share per each 48 shares with a right to participate in the distribution, **which will take place within five stock exchange business days from 14th December 2006,** all subject to the terms and conditions approved by the Shareholders' Extraordinary General Meeting, carrying out all the formalities and operations necessary to effect such distribution.

A copy of the relevant full text of the resolutions adopted by the Shareholders' Extraordinary General Meeting is attached to this significant event.

San Sebastián de los Reyes (Madrid), 29th November 2006.

RESOLUTIONS ADOPTED BY THE SHAREHOLDERS' EXTRAORDINARY GENERAL MEETING OF ANTENA 3 DE TELEVISIÓN, S.A., HELD IN FIRST CALL ON 29TH NOVEMBER 2006

Proposal related to point I of the Agenda

Reduction of the capital stock through the amortization of certain shares owned by the shareholder MACAME, S.A. (a company of the Santander Central Hispano Group) that represent 5% of the capital stock, and subsequent amendment of article 5 of the Corporate Bye-laws related to the capital stock.

1. To reduce the capital stock of the Company by a sum of Euro 8,333,400, equivalent to 5% of the capital stock, through the amortization of 11,111,200 shares, with a nominal value of Euro 0.75, owned by the shareholder MACAME, S.A., in accordance with the provisions of article 164.3 of the Joint Stock Companies Law, subject to the following terms and conditions:

   - The object of the reduction, in accordance with article 163.1 of the Joint Stock Companies Law, is to refund the contributions of the shareholder MACAME, S.A.

   - The refund price per share will be that obtained by applying a price of Euro 18 per share to such shares.

   - The reduction will take place to the charge of profits and free reserves of the company, in accordance with the provisions of article 167.1.3 of the Joint Stock Companies Law.

2. To establish reserves for an amount of Euro 8,333,400, equal to the nominal value of the shares to be amortized. Such reserves will only be used subject to the same requisites as those required for the reduction of the capital stock, in accordance with the provisions of article 167.1.3 of the Joint Stock Companies Law.

3. The execution of this resolution related to the reduction of the capital stock shall take place before 31st December 2006, at the latest, and such resolution will have no effect if it has not been implemented on such date.

4. By virtue of the above, to amend the wording of article 5 of the Corporate Bye-laws, which will literally read as follows:

   The capital stock is fixed at EURO ONE HUNDRED AND FIFTY EIGHT MILLION THREE HUNDRED AND THIRTY FOUR THOUSAND SIX HUNDRED (Euro 158,334,600) and is represented by a single series of 211,112,800 shares with a nominal value of EURO SEVENTY FIVE CENTS (Euro 0.75) each, registered, fully subscribed and paid up. The shares will be represented by book entries.

5. To delegate the necessary powers in favour of the Board of Directors, with specific faculties to delegate in any of its members and in the Secretary and the Deputy Secretary of the Board of Directors, so that any of them, jointly and severally, may carry out any formalities necessary for the execution and development of this resolution, even construing, complementing and rectifying it as far as necessary for its registration with the Mercantile Registry and with any other appropriate public registry including, without limitation, the following:

i. To refund the shares amortized on the date fixed before 31st December 2006, and to establish the reserve agreed in the second paragraph of this resolution, including the necessary accounting entries.

ii. To carry out any actions deemed necessary for the execution of this resolution within the scope of the financial markets and, especially, those required to exclude the amortized shares from the listing either before the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. and its participant entities, the Comisión Nacional del Mercado de Valores, the Stock Exchanges where the shares are listed or before any other public or private body as well as the Mercantile Registry.

iii. To grant any public or private documents deemed necessary or convenient (including any documents related to the construction, clarification, rectification of errors and defects), including the publication of the ads legally required, for the proper compliance.

Proposal related to point II of the Agenda
Amendment of article 38 of the Corporate Bye-laws, in order to foresee and authorize the eventual distribution of dividends in kind.

To amend the wording of article 38 of the Corporate Bye-laws in order to foresee and expressly authorize the eventual distribution in kind of the corporate net worth (either through the distribution of dividends or through the refund of contributions in the case of a reduction of capital) which will from now on read as follows:

Article 38.- ALLOCATION OF RESULTS

From the profits obtained each year, once the allocation to legal reserves and any other allocations legally established have been covered, the Meeting may apply the amount deemed appropriate to voluntary reserves, to fund the provision for investments and any other allocations allowed by the law. The rest, if any, will be distributed as dividends among the shareholders on a pro rata basis to the capital paid up for each share.

The General Meeting may agree, wholly or partially, the distribution of dividends in kind, always provided that the goods or securities that are the subject matter of the distribution are homogeneous and accepted to negotiation by an official market at the time of the effectiveness of the resolution related to the distribution; this latter requisite will be also understood as fulfilled when the company offers the appropriate guarantees of liquidity or guarantees the obtaining of such liquidity within a maximum term of one year. The goods or securities that are the subject matter of the distribution cannot be distributed for a value lower than the value shown in the balance sheet of the company.

The regulation described in the previous paragraph will also be applicable to the refund of contributions in the case of a reduction of the capital stock.

The payment of interim dividends will be subject to the provisions set out by the law.

Proposal related to point III of the Agenda
Authorization to the Board of Directors to acquire own shares either directly or through companies of the Group.

To authorize the Company so that, directly or though any of its subsidiaries, it may acquire shares of Antena 3 de Televisión, S.A., through any means accepted by the law, either in the market or through direct purchases, and to dispose of or subsequently distribute them in accordance with article 75 and other concordant ones of the Joint Stock Companies Law..

The conditions for the acquisition of such shares will be the following:

- That the nominal value of the shares acquired, plus those already owned by Antena 3 de Televisión, S.A. and its subsidiaries, does not exceed five percent of the capital stock.
- That in the liabilities side of the balance sheet of the Company a non available reserve may be allocated equivalent to the amount of the own shares compounded in the assets side. This reserve will have to be maintained as long as the shares are not disposed of or amortized.
- That the shares acquired are fully paid up; and
- That the acquisition price is not lower than the nominal one or higher than Euro 18, and the purchase operations must abide by the rules and customs of the stock markets.

The Company is expressly authorized to purchase up to a maximum of 11,111,200 own shares, that represent 5% of the capital stock, from the shareholder Banco Santander Central Hispano, S.A. and/or its subsidiary Macame, S.A., paying for them a price of Euro 18 per share, and to dispose of them through any means accepted by the law or to distribute them, wholly or partially, among the shareholders of the Company, subject to the prior approval of the General Meeting, and all in accordance with the provisions of article 75 and concordant ones of the Joint Stock Companies Law and article 38 of the Corporate Bye-laws.

The Board of Directors has been granted the broadest powers to use the authorization that is the subject matter of this resolution and to fully execute and develop it, with powers to delegate such faculties in favour of the Managing Committee, the Chief Executive Officer or any other person expressly empowered by the Board to that effect, as far as deemed appropriate.

This authorization will have a term of 18 months from the date of holding of this General Meeting, and, as far as not executed, the authorization granted to the Board of Directors by the Shareholders Ordinary General Meeting held on 29th March 2006 will have no effect.

<u>Proposal related to point IV of the Agenda</u>

Compensation to the shareholders through the distribution of an extraordinary dividend, to the charge of the freely available reserves, in the form of own shares of Antena 3 de Televisión, S.A.

To approve a distribution of extraordinary dividends, to the charge of the freely available reserves, through the delivery, to the shareholders, of treasury shares representing the capital stock of the Company, at a ratio of one share per each 48 shares hold by them with a right to participate in such distribution. The distribution will consist of a maximum of 4,166,700 own shares of the Company, equivalent to a ratio of 1 share per each 48 shares with a right to dividends. The fiscal income or payment, if

any, established by the tax legislation in force will be an additional part of such dividend and for the account of A3TV.

The right to perceive the distribution of extraordinary dividends to the charge of the freely available reserves, as set out in the previous paragraph, will accrue in favour, according to the Spanish legislation, of those who are shareholders of the Company at the end of **14th December 2006** and, consequently, those who have purchased their shares from the Company until that date inclusive will be entitled to receive such dividend and those who until that date inclusive have sold their shares of the Company will not be entitled to such right.

In order to facilitate the appropriate execution of the operation, the financial entity appointed to that effect by the Board of Directors (the "Agent") will have to co-ordinate and execute with Iberclear and its Participant Entities, the necessary or merely convenient formalities and operations to instrument the payment through the distribution of own shares of the Company to which this resolution refers, all in accordance with the procedure and the terms and conditions set out in it, as well as those that the Board of Directors might develop, if any.

Without prejudice to the above, it is agreed to establish a mechanism aimed at facilitating the execution of the operation to which this resolution refers in connection with those shareholders who are the holders of a number of shares that is not a multiple of 48, in accordance with the following terms and conditions:

1) The company will make available to the Agent the total number of own shares to be distributed in accordance with the provisions of this resolution.

2) The Agent, acting in the name and for the account of the Company, will deliver to the entitled shareholders of the Company the relevant full number of shares of the Company subject to an exact exchange ratio of 1 share per each 48 shares held by the shareholder.

3) In the context of those shareholders of the Company who are holders of a number of shares that exceeds a multiple of 48 or that do not reach such figure of 48 (the shares that, in the first case, constitute such excess or, in the second case, do not reach 48, will be called "Excess Shares") and considering that for such Excess Shares they will not be entitled to receive a share of the Company but fractions of share, the Agent will pay in cash the amount equivalent to such fractions of share of the Company that would have to be delivered to such shareholders in connection with such Excess Shares (the "Compensation for Excess Shares"). The Agent will hold the aggregate number of own shares delivered by the Company that would have had to be distributed to such Excess Shares, and may dispose of them once the operation has been concluded.

4) The value of the Compensation for Excess Shares will be determined on the basis of the weighted arithmetic mean of the shares of the Company in the Stock Exchange Interconnection System (Continuous Market) in the three stock exchange business days prior to the date of distribution of the dividend (i.e. 14th December 2006) (the "Arithmetic Mean"). This way, and considering that the number of Excess Shares to be held by each shareholder, if any, will range between a minimum of 1 and a maximum of 47, the value of the Compensation for Excess Shares to be

delivered to each shareholder will be the result of multiplying the number of Excess Shares of such shareholders by the Arithmetic Mean and of dividing the result by 48, rounded upwards or downwards to the nearest cent. Any fees or expenses that, in accordance with and in fulfilment of the legislation in force, could charge the entities that participate in Iberclear or the depositors in connection with the operation will be for the account of the shareholder.

After the execution by Iberclear of the settlement operations that are customary in this type of transactions, the delivery of the shares and of the Compensation for Excess Shares that might correspond will take place within five stock exchange business days from **14th December 2006.**

The broadest faculties are expressly conferred to the Board of Directors (being the Board of Directors authorized to, in turn, sub-delegate such powers in favour of the Managing Committee, the Chief Executive Officer or any other person expressly empowered by the Board of Directors) to execute this resolution, including among them the development of the procedure foreseen and until its eventual amendment for legal, tax or operating reasons, and to carry out any actions necessary or convenient for the execution of any formalities required for the proper completion of the operation.

Proposal related to point V of the Agenda

Delegation of powers to the Board of Directors to execute, construe and rectify the resolutions adopted by the Shareholders General Meeting, as well as to delegate the powers granted by the Meeting to the Board of Directors, and to grant faculties to convert such resolutions into a public deed.

To jointly and severally empower the Chief Executive Officer and the Non Director Secretary and Non Director Deputy Secretary of the Board of Directors so that any of them, jointly and severally, may carry out any actions deemed appropriate in connection with the execution of the resolutions adopted by this General Meeting, in order to register them with the Mercantile Registry and with any other registries including, specifically and among other powers, the faculty to appear before a Notary Public to grant any deeds and notarial acts necessary or convenient for this purpose, to request the partial registration and to execute any other public or private document necessary for the registration of the resolutions, including rectification, construction, or clarification deeds.